Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
Combination of PCB Business with TTM Technologies, Inc. and Sale of Laminate Business to Top Mix Investments Limited November 16, 2009

2 Agenda Introduce Management Hosts Transaction Summary Part I - Combination of PCB Business with TTM Technologies, Inc. ("TTM") Part II - Sale of Laminate Business to Top Mix Investments Limited ("Top Mix")

3 Management Hosts Part I: Combination of PCB business with TTM Tom Tang (Chairman, Meadville Holdings Limited ("Meadville")) Mai Tang (Vice Chairman, Meadville) Canice Chung (CEO, Meadville) Kent Alder (President & CEO, TTM) Steve Richards (CFO, TTM) Part II: Sale of Laminate Business to Top Mix Tom Tang (Chairman, Meadville) Mai Tang (Vice Chairman, Meadville) Canice Chung (CEO, Meadville)

4 Transaction Summary

5 Meadville has entered into a stock purchase agreement with TTM to conditionally sell its PCB business to TTM for a consideration of approximately HK$4,040.5 million (US$521.3 million) The consideration will consist of approximately HK$883.8 million (US$114.0 million) in cash and HK$3,156.7 million (US$407.3 million) in new TTM shares Meadville has also entered into a sale and purchase agreement with Top Mix, a company indirectly wholly-owned by Mr. Tang Hsiang Chien ("Mr. Tang"), to conditionally sell its laminate business to Top Mix for a consideration of approximately HK$2,783.8 million (US$359.2 million) The consideration will consist of approximately HK$136.6 million (US$17.6 million) in cash and HK$2,647.2 million (US$341.6 million) in promissory notes to be issued by Top Mix Subject to the fulfillment of certain conditions, Meadville will make a distribution by way of dividend of the aggregate consideration from those two transactions plus the accrued interest on the promissory notes to be paid at the distribution date The aggregate value of the dividend (not taking into account the accrued interest on the promissory notes) is approximately HK$3.47 per Meadville share This represents a premium of approximately 61.4% over the last trading price of HK$2.15 per Meadville share1 An Independent Board Committee of Meadville has been formed to advise the independent shareholders of Meadville2 as to whether the two transactions (as a whole), the laminate sale (as a connected transaction), and the withdrawal proposal to delist from the Stock Exchange of Hong Kong, are fair and reasonable, and to make a recommendation as to voting Merrill Lynch (Asia Pacific) Limited is acting as exclusive Financial Advisor to Meadville An Independent Financial Adviser ("IFA") will be appointed Transaction targeted to close in Q1 2010 Transaction Overview Note: Exchange rate of US$:HK$ = 1:7.7502 applied 1. As of October 30, 2009, being the day on which the Meadville shares were traded immediately prior to the suspension of trading at 3:19pm on the same day 2. The Meadville shareholders other than the controlling shareholders (Top Mix, Su Sih (BVI) Limited ("Su Sih") and Mr. Tang), TTM and any other persons acting in concert with either the controlling shareholders or TTM

6 Distribution to Meadville Shareholders 61.4% premium over the last trading price of HK$2.15 per Meadville share, with equal treatment to all Meadville shareholders Note: Exchange rate of US$:HK$ = 1:7.7502 applied 1. Mr. Tang holds such Meadville shares in his capacity as the trustee of The Mein et Moi Trust, a discretionary trust for the benefit of Mr. Tang Ying Yen, Henry, his spouse and issues, and the trustee of which is Mr. Tang 2. Directly wholly-owned by Mr. Tang 3. Indirectly wholly-owned by Mr. Tang

7 Transaction Structure Simplified Transaction Structure Independent Shareholders (Meadville) 27.8% MTG Investment Meadville 100.0% Tang Family 72.2% PCB Business Subsidiaries Guangdong Shengyi Sci. Tech Co., Ltd. ("GSST") 22.2% Laminate Business 75.0% 25.0% Subsidiaries Suzhou Shengyi Sci. Tech. Co., Ltd. ("SSST") 100.0% 100.0%

Meadville Holdings Limited
美維控股有限公司

Transaction Structure (cont'd)

Upon Completion

Post Transaction:

- Meadville independent shareholders, at their election, to receive:
  - Cash and
  - TTM shares or cash (in the event they have elected to sell their shares through a dealing facility[1])
- Tang Family to receive:
  - Approximately 33%[2] shareholding in TTM
  - Laminate business including indirect shareholdings in GSST and SSST


Public
Independent Shareholders (Meadville)
Tang Family
54.3%
12.7%
33.0%
100.0%
TTM (NASDAQ-listed)
Top Mix
100.0%
100.0%
100.0%
Subsidiaries
TTM International
Laminate Business
100.0%
TTM HK
Subsidiaries
22.2%
100.0%
GSST
25.0%
PCB Business
75.0%
SSST
Subsidiaries

Note:
1. Dealing facility to be provided by Meadville to its shareholders who have elected (or deemed to have elected) to receive, in lieu of TTM shares, the net cash proceeds of sale of such TTM shares through the dealing facility
2. Su Sih has indicated that it is considering whether to acquire TTM shares that are sold through the dealing facility referred to above. Any increase in Su Sih's holding of TTM shares is subject to the maximum holding of 39.1% of the issued share capital of TTM as permitted pursuant to the terms of the Shareholders' Agreement in respect of holding of TTM shares by Mr. Tang, Meadville and Su Sih

8

9 Part I: Combination of PCB Business with TTM

10 Consideration of approximately HK$4,040.5 million (US$521.3 million) will be payable in the form of cash and new TTM shares New TTM shares to be issued to Meadville shareholders will represent approximately 45.7% of the issued share capital of TTM as enlarged by the issue of such new TTM shares The Tang family, a substantial shareholder of Meadville, will own approximately 33.0% shareholding in TTM after completion The Tang family will have one seat on the TTM Board of Directors (out of seven) and will enter into a shareholders' agreement with, among other things, a standstill provision and voting restrictions New committed Asian credit facility established for combined company - up to approximately HK$4,514.5 million (US$582.5 million) Transaction targeted to close in Q1 2010 Transaction Overview TTM to create a business combination with the PCB business of Meadville Note: Exchange rate of US$:HK$ = 1:7.7502 applied

11 1999 North America 0.76 PRC 0.12 RoW 0.08 EMEA 0.04 1999 Networking/ Communication 0.4 Military/ Aerospace 0.37 Computing/ Storage/ Peripherals 0.12 Industrial/ Medical/ Instrumentation/Other 0.11 Note: 1. TTM's mix based on revenues from 2008 TTM Annual Report 2. Rest of World ("RoW") includes Hong Kong, North Asia and Southeast Asia 3. TTM adjusted EBITDA defined as Operating Income, excluding depreciation and amortization expense and non-recurring items. Adjusted EBITDA definition in this presentation differs from previously disclosed TTM EBITDA for the same period to allow for improved comparability to TTM peers 4. TTM currently has ten manufacturing operations, nine of which are in the United States (two of which will be closed as previously announced by TTM) and one in the PRC 2008 TTM Revenue by End Market1 2008 TTM Revenue by Geography1 2 Overview of TTM Technologies, Inc. TTM is a leading provider of time-critical and technologically complex printed circuit boards to the world's leading electronic equipment designers and manufacturers The company completed its Initial Public Offering ("IPO") on NASDAQ in 2000 and executed successful acquisitions in 1999, 2002, and 2006 TTM has 9 facilities in the United States and 1 Shanghai-based facility4 Its core business is focused on delivery of time-sensitive, high technology and high mix products across diverse end-markets, including the US aerospace/defense market BAE Systems Hamilton Sundstrand ITT Corporation Northrop Grumman Raytheon Cisco Systems Juniper Networks Nokia Siemens Networks Agilent Technologies Covidien General Electric Schweitzer Engineering Trimble Navigation Emerson Electric Google Hewlett-Packard IBM Intel Alcatel-Lucent Huawei Overview of TTM Top Customers by End Market

Meadville Holdings Limited
美維控股有限公司

Transaction Summary

Combined Metrics

TTM → Meadville: Approximately US$114mm Cash + 36.334mm new TTM Shares

Meadville → TTM: All Meadville PCB Assets/Employees + US$582.5mm New Asian Bank Facility

Combined Balance Sheet (As of June 30, 2009)

(US$mm)	
Cash[1]:	177.5
TTM Existing Convertible Debt:	175.0
Assumed Meadville PCB Debt:	
Long-Term Bank Debt:	370.2
Current Bank Debt:	52.3
Short-Term Bank Loans:	31.8
Bank Overdrafts:	0.9
Total Combined Debt:	630.2
Net Debt:	452.7

LTM[2] Income Statement Data (LTM as of June 30, 2009)

(US$mm)	TTM[3] +	Meadville PCB[4] =	Combined
Revenue	627.4	640.8	1,268.2
Adj. EBITDA	74.4	119.3	193.7
Net Income[5]	34.2	28.2[5]	62.4

Combined Credit Statistics

LTM as of June 30, 2009	
Total Debt/Adj. EBITDA:	3.3x
Net Debt/Adj. EBITDA:	2.3x
Target Ratios within First Year[6]	
Total Debt/Adj. LTM EBITDA:	<3.0x
Net Debt/Adj. LTM EBITDA:	<2.0x

Note:
1. Illustrative pro forma cash as of June 30, 2009; excludes all transaction adjustments except for elimination of cash consideration to be paid to Meadville
2. LTM means Last Twelve Months
3. TTM adjusted EBITDA defined as Operating Income, excluding depreciation and amortization expense of US$24.4 million and non-recurring items which in the LTM period ended June 30, 2009 included impairment of goodwill of US$123.7 million and restructuring charges of US$2.5 million. Adjusted EBITDA definition in this presentation differs from previously disclosed TTM EBITDA for the same period to allow for improved comparability to TTM peers
4. Meadville PCB business adjusted EBITDA defined as Operating Profit, excluding depreciation and amortization expense of US$60.0 million, net exchange differences of US$(1.4) million, and non-scrap other income of US$(1.0) million
5. Meadville PCB business net income shown is attributable to equity holders of the PCB business
6. Ratios based on TTM management intentions, not a financial projection or forecast

12

Meadville Holdings Limited
美維控股有限公司

Creates a Leading Global PCB Manufacturer…

2008 Top Global PCB Manufacturers (by revenue)


(US$mm)
2,000
1,500
1,000
500
0
No. 3 Rank¹
No. 13 Rank¹
No. 18 Rank¹
1,629
1,489
1,260
591
669
1,233
1,179
1,174
1,076
1,014
933
840
815
702
697
680
669
646
646
635
633
591
550
545
542
535
500
473
420
410
405
401
400
399
399
383
380
380
Ibiden
Unimicron
TTM-Meadville (PCB Business)
Nippon Mektron
Nanya PCB
Samsung
CMK
Elec & Eltek
Tripod
Viasystems-Merix
Multek
Meiko
Compeq
Shinko Electric Ind
Meadville (PCB Business)
LG Micron
AT & S
Fujikura
HannStar Board
TTM
Foxconn
Gold Circuit
Daeduck Group
Young Poong Group
Hitachi Chemical
Wus Group
Sumitomo PCB
GBM Group
Sanmina-SCI
Unitech
Nitto Denko
PPT
Chin Poon
Mitsubishi Gas Chem
Toppan-NEC
Panasonic ED

TTM/Meadville PCB Business Combination Creates an Ideal Global Company

- ✓ Established financial model with strong growth, margins and cash flow generation
- ✓ Capable and experienced management team
- ✓ Disciplined, profit-focused and growth-oriented culture
- ✓ Ability to service customers on a global basis
- ✓ Delivers one-stop customer solution
- ✓ Focus on advanced technology/higher margin business
- ✓ Leading supplier to attractive aerospace/defense end-market
- ✓ Highly diversified revenues by geography, end-market, and customer
- ✓ Facility specialization strategy
- ✓ Asian cost solution

Source: N.T. Information and company information, as of Q2 2009; PCB revenue only

Note:

1. Ranking incorporates PCB revenue only from TTM, Meadville PCB business and combined entity (excludes assembly revenue); Meadville PCB business financials converted from HK$ to US$ at 7.7502:1; stand-alone rankings exclude TTM-Meadville PCB Business and Viasystems-Merix

13

14 ....With a Global Facility Footprint Seamless integration across distinct facilities enables successful one-stop shop solution for commercial customers No planned facility closures1 1 7 2 5 3 4 6 United States PRC Focused Assembly 9 Shanghai, PRC 1 Stafford, CT 3 San Diego, CA Aerospace/Defense 2 Santa Clara, CA 4 Stafford Springs, CT Volume Production 10 Dongguan - DMC 11 Dongguan - SYE 12 Guangzhou - GME 13 Shanghai - SME 14 Shanghai - SKE 15 Suzhou - MAS Substrate 16 Shanghai-SMST Meadville TTM 6 High Tech/Quick Turn/High Mix 5 Chippewa Falls, WI Santa Ana, CA 7 Logan, UT 8 Hong Kong - OPCM Integrated manufacturing platform enables the combined company to execute a global facility specialization strategy 9 8 12 13 10 11 14 15 16 Note: 1. TTM currently has ten manufacturing operations, nine of which are in the United States (two of which will be closed as previously announced by TTM) and one in the PRC

15 Strategic Rationale: Global PCB positioning Meadville PCB business focus is on the higher technology portion of the Asian market while maintaining a cost solution for customers TTM's advanced technology, quick-turn and aerospace/defense segments are well-positioned in North America Meadville PCB Business Focus TTM Focus Low Medium High Technology Level Volume Standard Advanced Low Quick-turn Server High-end Networking Cellular Phone / High-end Consumer Higher-end Networking Aerospace / Defense Commercial Aerospace

16 PRC 0.56 EMEA 0.09 North America 0.06 Rest of World 0.29 Strategic Rationale: Diversifying Revenue Base Revenue by Geography Revenue by End-Market The combination creates a leading global manufacturer with a highly diversified revenue mix Pro Forma Pro Forma Meadville PCB Business Meadville PCB Business TTM TTM Source: Company filings. Revenue for the calendar year 2008 period PRC 0.12 EMEA 0.04 North America 0.76 Rest of World 0.08 PRC 0.34 EMEA 0.06 North America 0.41 Rest of World 0.19 Cellular Phone 0.24 Communication 0.33 Computer 0.19 Consumer 0.1 Industrial/ Medical 0.04 Other 0.08 Automotive 0.01 Networking/ Communication 0.4 Military/ Aerospace 0.37 Computing/ Storage/ Peripherals 0.12 Industrial/ Medical/ Instrumentation/ Other 0.11 Cellular Phone 0.12 Networking/ Communicationi 0.33 Military/Aerospace 0.19 Computing/ Storage/ Peripherals 0.1 Industral/Medical/ Instrumentation/Other 0.04 Consumer 0.08 Automotive<1% 0.01

17 Top 5 Customers 0.29 Other 0.7 Top 5 Customers 0.385 Other 0.615 Strategic Rationale: Diversifying Customer Base On a combined basis, top 5 customers will represent 24% of revenue TTM 2008 Revenue Contribution by Customer Cisco Systems ITT Corporation Juniper Networks Northrop Grumman Raytheon BAE Systems Hamilton Sundstrand ITT Corporation Northrop Grumman Raytheon Cisco Systems Juniper Networks Nokia Siemens Networks Agilent Technologies Covidien General Electric Schweitzer Engineering Trimble Navigation Emerson Electric Google Hewlett-Packard IBM Intel Alcatel-Lucent Huawei Selected Customers by End Market Meadville PCB Business 2008 Revenue Contribution by Customer Apple Ericsson Huawei Nokia ZTE Huawei Longcheer Nokia ZTE Sony TNCSi Shanghai Bell Ericsson Huawei Juniper Networks Motorola ZTE GE Healthcare Siemens AMD Fujitsu Hynix IBM Lenovo NVIDIA Selected Customers by End Market Source: Company filings. Management

18 Strategic Rationale: Growth/ Synergy Opportunities One stop global solution Global presence, local knowledge PCB, flex & rigid-flex and backplane assembly products Quick-turn through volume production Integrated global sales and production offering Enhances business potential with existing customers New product introductions through volume production with cost solution Full technology spectrum offering Cross-selling Creates business development potential with new customers Asia EMEA North America Business combination creates operational efficiencies Enhanced Purchasing Power Capital expenditures Best practices

19 Annual Revenue 1 Historical Adjusted EBITDA 1 , 2 Combined Revenue and Historical Adjusted EBITDA Note: 1. TTM financials reflect acquisition of Tyco PCG on October 27, 2006 and Meadville financials reflect acquisition of Aspocomp on November 19, 2007 2. TTM adjusted EBITDA defined as Operating Income, excluding depreciation and amortization expense and non-recurring items. Adjusted EBITDA definition in this presentation differs from previously disclosed TTM EBITDA for the same period to allow for improved comparability to TTM peers; Meadville PCB adjusted EBITDA defined as Operating Profit, excluding depreciation and amortization expense, net exchange differences and non-scrap other income 369 669 681 627 365 527 669 641 735 1,196 1,350 1,268 0 400 800 1,200 1,600 2006 2007 2008 June 30, 2009 TTM Meadville PCB 2006-2008 CAGR: 35.6% 69 91 95 74 74 85 120 119 194 215 176 143 0 50 100 150 200 250 2006 2007 2008 June 30, 2009 TTM Meadville PCB 2006-2008 CAGR: 22.6% (US$mm) (US$mm)

20 TTM-Meadville 627 641 1268 Viasytems-Merix 287 588 875 MFLX 778 778 TTM 627 627 MERX 287 287 DDIC 169 169 Public North American PCB Companies LTM EBITDA 1 LTM Revenue LTM EBITDA 1 Public Company Benchmarking Public Asian PCB Companies LTM Revenue TTM-Meadville 74 119 194 MFLX 105 105 TTM 74 74 Viasytems-Merix 6 63 69 DDIC 17 17 MERX 6 6 TTM-Meadville 627 641 1268 Unimicron 1251 1251 Tripod Tech 922 922 Compeq 681 681 Meadville 641 641 Gold Circuit 469 469 Elec & Eltek 426 426 Wus 244 244 Unimicron 253 253 TTM-Meadville 74 119 194 Tripod Tech 180 180 Meadville 119 119 Compeq 84 84 Elec & Eltek 69 69 Gold Circuit 65 65 Wus 19 19 Note: 1. TTM adjusted EBITDA defined as Operating Income, excluding depreciation and amortization expense of US$24.4 million and non-recurring items which in the LTM period ended June 30, 2009 included impairment of goodwill of US$123.7 million and restructuring charges of US$2.5 million. Adjusted EBITDA definition in this presentation differs from previously disclosed TTM EBITDA for the same period to allow for improved comparability to TTM peers; Meadville PCB business adjusted EBITDA defined as Operating Profit, excluding depreciation and amortization expense of US$54.9 million, net exchange differences of US$(19.6) million and non-scrap other income of US$(0.7) million; other peers LTM adjusted EBITDA excludes restructuring / impairment charges where disclosed in public filings; Viasystems-Merix and TTM-Meadville exclude synergies (US$mm) (US$mm) (US$mm) (US$mm) 6

21 Post Completion Organizational Structure TTM Commercial Assembly US PCB Business Asian PCB Business Managed by current TTM management team Managed by current TTM management team Managed by current Meadville management team The transaction with TTM is limited to Meadville's PCB business Meadville laminate business will be sold simultaneously in a separate transaction Combined company to retain respective local management teams post transaction

22 Key Milestones to Closing Anti-trust Approval in the US (Hart-Scott Rodino) and PRC Committee on Foreign Investment in the United States ("CFIUS") and US Department of Defense Approval Meadville Shareholder Approval TTM Shareholder Approval Transaction expected to close in Q1 2010, subject to among other things:

23 Combined Business Highlights "Global Presence, Local Knowledge" Integrated Global Sales & Manufacturing Platform Provides True, One-Stop Solution Leading Global PCB Products Manufacturer Established Market Positions Across Diverse & Attractive Market Segments Industry-Leading Financial Performance Experience in the PCB Manufacturing Industry Attractive Tier-1 Customer List

24 Indicative Timetable Note: 1. Typically 21 days post announcement but may be extended if more time is needed to prepare and vet the Circular

25 Part II: Sale of Laminate Business

Meadville has entered into a sale and purchase agreement to conditionally sell its laminate business to Top Mix Transaction valued at approximately HK$2,783.8 million. Consideration to comprise: HK$136.6 million (US$17.6 million) in cash; and HK$2,647.2 million (US$341.6 million) in promissory notes to be issued by Top Mix The laminate business, through AVA International Limited, indirectly holds interest in GSST and SSST GSST is listed on the Shanghai Stock Exchange (ticker: 600183 CH) SSST is a private company beneficially owned as to 75% by GSST and 25% by AVA International Limited Somerley Limited has been appointed as the Financial Adviser to Top Mix to provide confirmation that Top Mix has sufficient financial resources for the payment in cash of the cash component of the consideration The Independent Board Committee of Meadville will receive advice from an Independent Financial Advisor as to the fairness and reasonableness of this transaction The sale of the laminate business is conditional upon, among other things, completion of the PCB sale transaction and will concurrently close in Q1 2010 26 Transaction Overview Note: Exchange rate of US$:HK$ = 1:7.7502 applied GSST 22.2% Laminate Business Subsidiaries SSST 75.0% 25.0%

27 Description of the Promissory Notes Consideration for the Laminate Sale The total consideration of approximately HK$2,783.8 million has been determined by arm's length negotiation between the parties with reference to, among other things: the market value of the shareholding indirectly held by the laminate business in GSST shares (equivalent to HK$2,210.7 million, based on a 7.5% discount to the average closing price per GSST share for the past five trading days up to and including the GSST last trading day)1 unaudited combined net book value of the laminate business attributable to the equity holders (excluding the value of the GSST shares held by the laminate business) Issued by Top Mix and repayable on demand made by the holders thereof by not less than one month's written notice at any time before the first anniversary of the date of issue Bear interest at HIBOR - accrued interest will be paid by Top Mix Note: 1. November 13, 2009 Consideration

28 Intention Regarding the Laminate Business Post completion of the combination of Meadville PCB business with TTM, the remaining business will primarily consist of a sub-scale laminate business: GSST & SSST are treated as investment assets with no operational management involvement MICA laminates operations are relatively small with approximately 469 employees as of June, 30, 2009 and HK$308.9 million revenue for the 6 months ended June 30, 2009 Top Mix will continue to run the laminate business as a private company and has no plan to redeploy its fixed assets or discontinue the employment of employees as a result of the sale The laminate business is a discrete business that would be better managed as a private company, allowing management to stay focused without the distraction of complying with the rules and obligations as a listed company Top Mix thereby provides the Meadville independent shareholders with an opportunity to realize their indirect investment in the laminate business

29 Statement on Hong Kong Code and Takeovers and Mergers The combination of TTM and Meadville's PCB business is regarded as a privatization of Meadville under the Hong Kong Code on Takeovers and Mergers (the "Code"). Under the Code, information is required to be made equally available to all shareholders as nearly as possible at the same time and in the same manner. TTM and Meadville have issued a joint announcement today which contains details about the transactions. The announcement has been filed with the SEC and Hong Kong Stock Exchange. The Code expressly provides that no material new information and no significant new opinions can be provided or expressed at meetings with shareholders, analysts, stockbrokers or others engaged in investment management or advice during the offer period. TTM and Meadville are not able to provide material information or express significant opinions which have not previously been published. Also, TTM and Meadville will not be able to give any profit forecasts or make any statements which may be treated as profit forecasts. Under the Code, a profit forecast must be reviewed and reported on by the auditors and financial advisors before they can be published. No statements made in this presentation should be interpreted to mean that earnings will necessarily be greater than for any preceding financial period. Disclaimer

30 This document has been prepared by Meadville Holdings Limited ("Meadville") for information purpose only. The information contained in this document has not been independently verified and no representation or warranty, express or implied, is made as to, and no reliance should be placed on, the information or opinions contained herein. The information set out herein may be subject to revision and may change materially. Meadville is under no obligation to keep current the information contained in this document and any opinions expressed in it are subject to change without notice. None of Meadville or any of its affiliates, advisers or representatives shall have any liability whatsoever for any loss whatsoever arising from any use of this document or its contents, or otherwise arising in connection with this document (whether direct, indirect, consequential or other). This document is intended for financial institutions and professional investors only and is not intended for distribution to, or use by, private customers. This document is also not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to law or regulation. This document is directed only at relevant persons and any investment or activity to which the document relates is available only to relevant persons. Other persons should not act upon this document or any of its contents. The information in this document is given in confidence and reproduction of this document, in whole or in part, or disclosure of any of its contents, without prior consent of Meadville, is prohibited. This document should be distributed and read in its entirety. This document remains the property of Meadville and on request must be returned and any copies destroyed. The recipients of this document should not use the information in this document in any way which would constitute "market manipulation" or "insider dealing" including for the purposes of the Securities and Futures Ordinance of Hong Kong (or its equivalent in other jurisdictions). This document is for information and convenient reference and does not constitute or form part of, and should not be construed as, any offer for sale or subscription of, or solicitation of any offer to buy or subscribe for, any securities of Meadville nor should it or any part of it form the basis of, or be relied on in connection with, any contract or commitment whatsoever. Any reference to particular information of Meadville is intended as a summary and not a complete description. No consideration has been given to particular investment objectives, finances or needs of any recipient. This document is not intended to provide and should not be relied upon for tax, legal or accounting advice, investment recommendations or a credit or other evaluation of Meadville. Recipients of this document should consult their tax, legal, accounting or other advisers where necessary. This document and the information contained herein are not an offer of securities for sale, whether in the United States or otherwise. This document is not for publication or distribution to persons in the United States (within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the Securities Act)). Disclaimer

31 Thank you!

Forward-Looking Statements
This communication contains forward-looking statements that relate to future events or performance. These statements reflect the company’s current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with obtaining regulatory approvals in the U.S. and China, the company’s dependence upon the electronics industry, the risks associated with integrating acquisitions, the company’s dependence upon a small number of customers, general economic conditions and specific conditions in the markets the company addresses, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers, and other “Risk Factors” set forth from time to time in SEC filings made by TTM Technologies, Inc. (“TTM”).
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.